SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

Volkswagen Recognizes IMSA ACERO

Monterrey, N.L., Mexico – May 31, 2005 – Grupo Imsa is pleased to announce that on May 27, 2005, Volkswagen de México recognized IMSA-MEX, a subsidiary of IMSA ACERO, with a Volkswagen Group Award 2005 for being the best steel supplier of its plant in the state of Puebla, Mexico.

IMSA-MEX, through its IMSA coated steel division, began supplying galvanized steel – both directly and indirectly – to Volkswagen de México (VWM) six years ago. The steel is produced at IMSA’s plants in San Nicolás de los Garza, Nuevo León and Monclova, Coahuila, in northern Mexico. It is then shipped to stamping facilities throughout the nation for the manufacture of parts for all VWM models, including the recently launched Bora. Because of its outstanding service as a domestic suppler, IMSA-MEX has posted continuously increasing sales volumes, and in 2005 the company expects to satisfy approximately 50% of VWM’s demand for galvanized steel for non-exposed parts.

Mr. Santiago Clariond Reyes, CEO of IMSA ACERO, explained: “We are very pleased with this award. It is a direct reflection of our strategy of continuing to be the leading domestic supplier of steel products for the automotive industry, a market that, like many other industrial sectors in Mexico, has been very dynamic over recent years and continues to have great growth potential. For this reason, we have implemented strategies and made investments in our steel facilities to ensure that we offer world-class coated and non-coated steel products backed by excellent service.” Mr. Clariond continued: “Moreover, our agreement with Volkswagen is an example of the strategy IMSA ACERO is following to develop very high specification, high value added steel in order to clearly differentiate our products from standard, commodity steel.”

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and related products. With manufacturing and distribution facilities in Mexico, the United States, Europe, and throughout Central and South America, Grupo Imsa exports to all continents. In 2004 the Company’s sales reached 3.3 billion dollars, of which close to 50% was generated outside Mexico. Grupo Imsa shares are quoted on the Mexican Stock Market (IMSA).

Contacts:

Adrián Fernández, Corporate Finance Director, (52) 818-153-8433

José Luis Fornelli, Investor Relations Manager, (52) 818-153-8416

jose.fornelli@grupoimsa.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: June 1, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer